Exhibit 99.14

PRESS RELEASE

Canada: TotalEnergies to sell its 50% stake in Surmont oil
sands asset to ConocoPhillips following exercise of its
preemption right

Paris, May 26, 2023 – In connection with the sale by TotalEnergies to Suncor Energy Inc. of the entirety of the shares of TotalEnergies EP Canada Ltd announced on April 27, 2023, ConocoPhillips has notified on May 26, 2023 TotalEnergies that it is exercising its preemption right to purchase the 50% interest in the Surmont asset held by TotalEnergies EP Canada Ltd.

TotalEnergies will receive from ConocoPhillips a cash payment upon closing of C$4.03 billion (about US$3 billion) and additional payments that could reach a maximum of C$440 million (about US$325 million) under specific conditions for its 50% non-operated interest in the Surmont asset and associated logistics commitments. Closing, subject to regulatory approval, is expected in the third quarter 2023.

As previously announced, the transaction with Suncor is subject to the waiver of its partner ConocoPhillips pre-emptive right. As ConocoPhillips has exercised its preemption right, TotalEnergies will be open to complete a transaction with Suncor regarding the sale of TEPCA’s shares, comprising the Fort Hills working interest, as per the agreed value in the initial SPA.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal

Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).